PRESENTED BY:

NXT WATER CO.

AKESO™

INNOVATORS IN SCIENCE-BACKED ULTRA FUNCTIONAL BEVERAGES


FUEL
PROTECT
REVITALIZE
AKESO
CBD POWERED HYDRATION
+ELECTROLYTES
PERFORM & RECOVER
10 mg broad spectrum hemp.
All natural with pure water taste.
16.9 fl oz [500ml]
0 CALORIES
0 SUGAR
FUEL
PROTECT
REVITALIZE
AKESO
PLANT POWERED HYDRATION
IMMUNITY & ENDURANCE
+ Vitamin D3
+ Zinc
+ Electrolytes
All natural with pure water taste.
And a hint of citrus.
16.9 fl oz [500ml]
0 CALORIES
0 SUGAR

Q3 2021
INVESTOR OVERVIEW

NXT WATER IS POSITONED TO WIN IN THE "ULTRA FUNCTIONAL" BEVERAGE MARKET

AKESO™ | NXT WATER CO.

- Playing at the intersection of the largest and fastest growth beverage categories -- solving the consumer need for an **ultra functional beverage without the calories and sugar** of traditional sports & performance drinks
- NXT developed proprietary process and equipment to extract**, nano-encapsulate and infuse** botanicals, vitamins and minerals for up to **6x greater absorption** vs conventional methods
- NXT entered the market with a **AKESO CBD Powered Hydration**, becoming the **first and only broad spectrum CBD** water that doesn't compromise the pure water taste. It is also the **only 100% verifiable** beverage through a **blockchain** platform
- Launching a non-CBD product line to provide **Immunity and Endurance** benefits using the same nano-engineered delivery system
- Management team includes seasoned beverages industry, sports & entertainment, cannabis and tech executives and is supported by **Cava Capital as a founding partner**
- Hockey legend, **Mark Messier**, joined as equity partner and Brand Captain in Q1
- Distributed in NY, FL, CT and RI – opened **350 retail points** of distribution YTD
- In final stages of negotiations with a **national distribution partner for September launch**
- Seeking to complete $2.75MM convertible note raise to support sales and marketing efforts to take leading share with a product no one else can replicate – with up to $1MM to come from Wefunder.


AKESO

Mark Messier
AKESO BRAND CAPTAIN
6x NHL Stanley Cup Champion

NXT WATER OVERVIEW

COMPETING AT A HIGH GROWTH INTERSECTION

2024 Market Size Forecast & 5 Year CAGR


CBD Products
$16B / 60% CAGR
Plant Based Alternative Food & Bev
$9b / 13%
NXT WATER CO.
AKESO™
Water
$27B / 6% CAGR
Cold Pressed Juice
$1bn / 7%
Sports & Performance Drinks
$13b / 6%

Source: Water & Sports & Performance Drinks:. Mintel, CBD) Cowen Equity Research, BDS Analytics, Plant Based Alt: GFI.org, Cold Pressed Juices: Marketdataforecast.com

NXT'S PROPRIETARY NANO-ENCAPSULATION PROCESS DRIVES 6X GREATER ABSORPTION

NXT Water & Riviera Beverages, a CA manufacturer, co-developed the process and equipment to extract Broad Spectrum CBD oil from hemp and create a 100% pure tasting broad-spectrum CBD water—**the first in the industry.**

NXT then applied its process to other plant botanicals, vitamins and minerals to extend its product line proivde immunity and respiratory system benefits

The process, equipment and formulation IP is owned by NXT Water.

Our emulsion process & equipment creates a competitive advantage

Enhanced nutrient absorption / bioavailability (~90% absorption vs 15-40% for competitors) so you can consume less to get the same effect

Longer shelf stability: By stabilizing hydrophobic ingredients, results in an even distribution of ingredients and 12-18 months shelf stability (as compared to 3 weeks to 3 months for competition


Conventional Plant Oil
(Original Stage)
~15% Absorption
Liposome Encapsulation
(Competitors technology)
~40% Absorption
Nano Encapsulation
~90% Absorption

NXT CONTROLS FULL LIFECYLE FROM BIOMASS TO SALE WITH FULL TRANSPARENCY

AKESO™ | NXT WATER CO.

*We are the **1st** to create a **100% verified beverage via a blockchain** platform through our strategic partner, Tru-Trace Technologies, a publicly-traded company, and their StrainSecure platform.*

Tommy Stephenson, Co-founder of NXT Water, is also Co-founder and CTO of Tru-Trace Technologies, as well the former CTO of Weedmaps.

NXT WATER CO.

RIVIERA BEVERAGES

TRU·TRACE Technologies

*QR code on every bottle **pulls up a record of the entire supply chain**, from our acquisition of organic biomass to bottled product, including details of all third-party chemical and quality testing and botanical profile.*




TRU·TRACE Technologies
StrainSecure
HEMP CULTIVATION
CBD EXTRACTION FROM BIOMASS
CBD & OTHER INGREDIENTS INFUSION
BOTTLING
ECOMMERCE & RETAIL SALES
RIVIERA BEVERAGES

IP KEY TO SECURING STRATEGIC BEVERAGE PARTNER

AKESO™ | NXT WATER CO.

KESO BRANDED PORTFOLIO


AKESO
CBD
POWERED
HYDRATION
+ELECTROLYTES
PERFORM &
RECOVER

IMMUNITY

ENDURANCE

ENERGY

FLIGHT


AKESO

Launched AKESO Hemp Powered Hydration in 2020

Q2 2021 innovation pipeline includes functional SKUs for immunity, respiratory support and endurance.

Longer term pipeline includes products for energy, sleep occasions and a flight formula. In addition, NXT is exploring an eco-friendly packaging options and multi-serve dispensers

STRATEGIC CONCENTRATE MODEL

PEPSICO (pepsi, Lay's, Tropicana, Quaker, G) · Coca-Cola · AriZona · MOLSON COORS beverage company


FITNESS
WATER
12
mg
AKESO


NXT
WATER CO
concentrate

Built to fit into a beverage strategics concentrate model with "black box" component to protect IP

Strategic avenue is to offer a top national beverage strategic exclusive rights to concentrate to secure national distribution for Akeso (discussions in progress)

Also selectively provide white label for strategic customers co-branded with "powered by AKESO"

AKESO OVERVIEW

NAMED AFTER A GREEK GODDESS

AKESO *(Greek: Ακεσο)* was the goddess of healing and curing. She represented the process of a curing while her sister Panakeia represented the cure itself.



Family of Asklepios *(God of Medicine)*

400-350 BC, National Archaeological Museum, Athens

Behind Asklepios are his sons Machaon and Podaleirios, and his daughters Laso, Akeso and Panakeia. A family of worshippers is depicted at the left, leading a sacrificial pig.

AKESO POWERED HYDRATION

We developed a health & lifestyle product line—a *great tasting ultra functional water* with the natural healing properties of plant botanicals, vitamins, minerals and electrolytes, to support mind and body performance and recovery


FUEL
PROTECT
REVITALIZE
AKESO
CBD POWERED HYDRATION +ELECTROLYTES
PERFORM & RECOVER
10 mg broad spectrum hemp.
All natural with pure water taste.
16.9 fl oz (500ml)
0 CALORIES
0 SUGAR

FUEL

Better workouts or work days—fuel your body and mind so you can perform your best.

PROTECT

Reduce stress and inflammation to protect your immune system.

REVITALIZE

Restore your essential systems to optimize mind and body function.


FUEL TO ENJOY.


PERFORM. NO LIMITS.


PERSEVERE IN MIND.

BODY+ MIND


PROTECT TO LAST.


REVITALIZE FOR LIFE.

TRUST THE FACTS, NOT THE FICTION, ON CBD

FACTS:

Hemp derived CBD is fully legal.

Hemp is fully legal in the U.S. per the 2018 Farm Bill Act. Pending national regulatory oversight from FDA for the use in beverages;

CBD provides stress & inflammation relief.

CBD is associated with naturally reducing anxiety and inflammation—critical to maintaining a strong immune system. 94% of consumer's surveyed found CBD effective.(1)

Broad spectrum is the most effective form.

Oil-based broad spectrum = multiple cannabinoids resulting in greater effectiveness, versus more popular water-soluble isolate powder (single cannabinoid), which loses potency quickly.

FICTION:

CBD gets you high.

THC is the psychoactive compound that creates a high and it is not federally legal.

Legal CBD must have less than 0.3% THC present.

All CBD beverages contain CBD.

Lots of false claims in the market – especially when using water soluble isolate as the ingredient.

Quality & verifiability is a key concern of consumers.

CBD is just for holistic health seekers.

60% of daily CBD users are everyday people. (2)

71% of consumers are interested to try a CBD beverage. (3)

Source: 1.) Brightfield Group COVID CBD Consumer Survey, N-2,638, April 2020 2.) Digsite community research, 2019 3.) Surveymonkey research in CA, NY, AZ, TX, IL, NY, NJ, FL; May 2020

NATURAL HEALING PROPERTIES OF HEMP-DERIVED CANNEBINOIDS

- Cannabinoids in hemp work with your body's endocannabinoid system, a complex signaling network that uses internally produced cannabinoids to keep various bodily processes in-balance and functioning well, even when external factors and certain lifestyle choices diminish our well-being.
- Hemp stimulates receptors *(CB1 and CB2)*, helping the body use its internal cannabinoids more effectively to keep us in good health. CB receptors are throughout the body but mostly in the immune system and the brain.
- AKESO contains 3-4 cannabinoids including CBD, CBDA, CBG, and CBN — providing support to both the mind and body.
- Among the many benefits that users experience with CBD…the main ones are:
  - *relief from everyday stresses*
  - *sense of calm for focus*
  - *helps in recovery from exercise-induced inflammation*



AKESO
CBD
Used for pain management, seizure disorders like MS and Epilepsy, lowers blood sugar, diabetes treatment; used for stress, and sleep loss.
CBDA
AKESO
Has anti-inflammatory and anti-tumor properties.
CBC
Used for the treatment of anxiety, stress, inflammation, and pain relief; has anti-viral and anti-tumor properties.
That's Natural!
Can stimulate the growth of new brain cells (neurogenic compounds are extremely rare), stimulates bone growth, combats insomnia, has anti-bacterial and anti-tumor properties.
Combats insomnia, is anti-emetic, and anti-convulsant.
AKESO
CBG
CBN
AKESO

FULLY VERIFIABLE FROM SEED TO SALE

AKESO™ | NXT WATER CO.

*With our **StrainSecure blockchain-verified** QR code, we give consumers 100% confidence in the quality and quantity of the ingredients*



StrainSecure
BACKED BY SCIENCE. NOT FICTION.
CERTIFIED
VIDEO
PHOTO
SQUARE



Producer / Processor
NXT Water LLC
Product Type
Beverage
Tested By
pH Solutions
Tested On
January 9, 2020
Batch/Lot Numbers
NXTJAN0920/01
Tests Performed
Order A Case
Total Cannabinoids
14.290 mg
CANNABINOIDS
CBC 0.000 mg
CBD 7.430 mg
CBDA 3.510 mg
CBG 3.350 mg
Δ8-THC —
Δ9-THC —
Δ9-THCA —
CBD
(Unintoxicating, Potential Health Benefits)

Meanwhile…our competitors:
Use water-soluble CBD Isolate, which loses potency within weeks of bottling.



Tested products that delivered CBD as advertised within a 20% margin
edibles
7/10 products
inhaled
4/10 products
topicals
4/11 products
capsules
1/4 products
water
0/4 products

Source: Leafly, November 2019 product tests



MOUNTJOY SPARKLING
CBD
LIVING WATER
FRESH

Mountjoy Sparkling
CBD claimed: 10 mg
CBD delivered: 0.0 mg

Living Water
CBD claimed: 10 mg
CBD delivered: 0.0 mg

FRESH Water
CBD claimed: (none)
CBD delivered: 0.0 mg

OUR PACKAGE & CONCEPT HAVE PROVEN APPEAL EXCEEDING 90th PERCENTILE


EREWHON

#1 selling CBD water at Erewhon in SoCal *(test market*)*


GOLD'S GYM

Gold's Gym in SoCal Strategic Partner


FUEL
PROTECT
REVITALIZE
AKESO
CBD
POWERED
HYDRATION
+ELECTROLYTES
PERFORM &
RECOVER
10 mg broad spectrum hemp.
All natural with pure water taste.
16.9 fl oz (500ml)
0 CALORIES
0 SUGAR

AKESO scored above 90th percentile


8.5
AKESO™
90% percentile at 8.0

*Purchase intent among the 71% of participants open to CBD/Hemp beverages**

** In market tests conducted with different label.*
***Standard Beverage Package and Concept Questionnaire conducted via SurveyMonkey in priority markets, May 2020.*

OUR IP ALLOWS AKESO TO BE IN A CLASS OF ITS OWN IN CBD

AKESO™ | NXT WATER CO.

Carbonated water is $2bn → *Still Water is 4x bigger*

	Carbonated	**Still Water**
Broad Spectrum		 *Akeso maintains potency and stability for 12 months +; Product in cans loses potency in <3 months.*
Isolate		 *Tested by Leafly with 0 CBD content.*  *Tested by Leafly with 0 CBD content.*

Recess
UPWELL CBD
CUCUMBER
aprch//
CBD Sparkling Water
Kaló
DRAM
+CBD
INFUZED THIRST
GRAPEFRUIT
MAD TASTY

AKESO
CBD POWERED HYDRATION +ELECTROLYTES
PERFORM & RECOVER

sprig
W.
CBD
watermelon
SPARKLING WATER
QUATREAU
BLNCD
CLOUD WATER
Daytrip
CBD-INFUSED
LEMON LIME
CBD sparkling water

FRESH

CBD
LIVING WATER

TREMENDOUS MOMENTUM TOWARDS FDA REGULATION – CREATES EXPONENTIAL GROWTH OPPORTUNITY FOR CATEGORY

- While hemp is federally legal, the release of FDA guidance on infusion into food & beverages was delayed by COVID-19
- State level regulatory clearance in place in NY, FL, WA, OR, NV, AZ, NM, TX, IL, IN, OH, PA: CA – #1 CBD market in September
- This April, Southern Glazers Wine & Spirits (SGWS), $21 billion operator in 44 states, announced a distribution agreement with Canopy Growth (a Constellation Brands minority owned Co) – creating a tipping point!
- Beverage strategics across the value chain developing category strategy and potential acquisitions

Unique opportunity to build a brand prior to Pepsi, Coca-Cola, and other strategics being able to enter the market.

	Select Commercial and M&A Activity in U.S
Non-Alcohol Beverage Brands Companies	• Nestle launched CBD supplement under Atrium's Garden of Life brand • Arizona & Dixie Brands partnership to release CBD and THC beverages • Coke minority acquisition of Dirty Lemon (stopped selling CBD SKU awaiting FDA)z
Beverage Alcohol Brand Companies	• Constellation Beverages acquired stake in Canopy ($7 billion market cap) • Constellation Ventures acquired Karma wellness water (adding CBD SKU) • Molson Coors partnership with HEXO (Truss JV) in Canada and expanded to US with Truss CBD USA in April • AB Inbev and Tilray ($1.2 billion market cap) formed partnership (Fluent JV) in Canada
Leading Cannabis Players	• Aurora ($2 billion market cap) acquired Reliva CBD brand to enter the U.S. market
Distribution Companies/Other	• Southern Glazers Wine & Spirits (#1 bev alc distributor) launched distribution in Canada in 2020 and now US as of April 2021 • Breakthru Beverage launched distribution in Canada and preparing infrastructure to launch in US this Summer • Big Geyser, Classic, LAD are a select sampling of large beverage distributors with a CBD beverage portfolio

IMMUNITY & ENDURANCE SKU IN DEVELOPMENT TO OPEN UP MAINSTREAM RETAIL

- Developing an Immunity + Endurance SKU (no CBD) leveraging our IP in creating high potency infusions of botanicals, vitamins and minerals while maintaining pure water taste and clarity
- Containing top-selling herbs, vitamins and minerals to support the immune and respiratory systems --- nano-emulsified for maximum absorption with 0 calories and sugar.
- As the first non-CBD SKU, it opens mainstream distribution and marketing opportunities and broadens consumer target with a lower-priced offering; will enable much faster-ramp up of CBD SKU distribution in national chains post FDA approval

	AKESO	Immunity Aid	Vitamin Water Defense	Cloud Water	Nestle Pure Life	Propel + Zinc	Life Water Protect
Zinc (% of RDA)	180%	180%	34%	100%	32%	20%	18%
Vit D3 (% of RDA)	100%	75%	✗	100%	✗	✗	✗
Astragalus Root	✓	✓	✗	✗	✗	✗	✗
Chaga Mushroom	✓	✗	✗	✗	✗	✗	✗
Osha Root	✓	✗	✗	✗	✗	✗	✗
English Ivy	✓	✗	✗	✗	✗	✗	✗
Electrolytes (mg)	300	300	✗	✗	✗	200	✗
Calories	0	40	120	20	0	0	0
Sugar (grams)	0	7	32	5	1	0	0


FUEL
PROTECT
REVITALIZE
AKESO
PLANT POWERED HYDRATION
IMMUNITY & ENDURANCE
+ Vitamin D3
+ Zinc
+ Electrolytes
All natural with pure water taste.
And a hint of citrus.
16.9 fl oz (500ml)
0 CALORIES
0 SUGAR

EXPANSION ROADMAP

AKESO™ | NXT WATER CO.

2020
Onboarded Team & Initial Distributors

- Developed process and product formulation
- Developed website and ecommerce sales and marketing infrastructure
- Added Mark Messier as Brand Captain and Equity Partner
- Built Marketing and sales team
- Onboarded distributor in NY

YTD 2021
Retail Launch in Priority Markets

- Focus on independent fitness, natural grocery and convenience & gas opportunities— supported with in store and online promotions
- Officially launched with distributors in NY, FL, CT and RI for CBD SKU
- Secured ~350 retail points of distribution

Next 12 months
SKU & National Expansion

- Expansion to CA, NJ, IL, TX, OR, WA in the fall
- Adding Immunity & Endurance SKU (no CBD) in CY22
- Expansion into national and regional grocery chains, drug, and C&G
- Expansion in food service and vending with focus on fitness, sports venues and universities.

Packs & Pricing

	12-pack eCOMMERCE	4-pack eCOMMERCE	Single-serve RETAIL & FITNESS
CBD	$39.99 with subscription $49.99 one-time	$19.99	$4.99/$3.99
IMMUNITY & ENDURANCE	$24.99 with subscription $29.99 one-time FREE SHIPPING		$3.99

"These are forward-looking projections that cannot be guaranteed

UTILIZE MARK MESSIER & SELECT GROUP OF INFLUENCERS TO DRIVE BRAND AWARENESS AND TRIAL



MESSIER

MARK MESSIER

- NXT Water Equity Partner & Brand Captain
- Mark is a 6x Stanley Cup champion and 15x NHL All-Star; and in the Hockey Hall of Fame



JAMES LAVALLE, RPh, CCN, MT

- Clinical pharmacist and board certified nutritionist
- Bestselling author of 40 books related to integrative therapies
- Founder of the LaValle Metabolic Institute
- Advisory Board Member for NXT Water



STACEY GRIFFITH

- Founding Master Ride Instructor for Soul Cycle
- Global fitness/wellness Icon…66,000 IG followers
- Advisory Board Member for NXT Water

CURRENT & FORMER PROFESSIONAL ATHLETES

- Mark Messier is the first of several intended collaborations with celebrity athletes from the major sports leagues

COMMERCIAL ACTIVITIES TO SUPPORT RETAIL

AKESO™ | NXT WATER CO.

Investing $5 per 12pk cs to support retail activation for the next 12 mo

Sampling to drive liquid to lips in key markets.

- *Retail & Fitness*
- *Events*
- *Home Meal Delivery Kits*

CAMPOVELO™ HEALDSBURG, CALIFORNIA

ZEN FOODS® Zero Effort Nutrition® www.zenfoods.com

UP WHEELS UP

NYC FOOTY

Salesforce incentives to drive distribution and display.


MESSIER
11
AKESO


MESSIER

ibotta and QR based coupons.


ibotta
$20.00

Disruptive POS for every channel


AKESO
PURE PLANT POWERED PERFORMANCE
10mg Organic Hemp Extract
Electrolyte-Rich Ultra-Purified Water
0 Sugar, 0 Calories, Nothing Artificial
FUEL+PROTECT+REVITALIZE
BODY+MIND
AKESO
akesowater.com


GRAB A PURE PERFORMANCE BEVERAGE THAT DOES MORE
AKESO
CBD-POWERED HYDRATION +ELECTROLYTES


AKESO
PURE PLANT POWERED PERFORMANCE
FUEL+PROTECT+REVITALIZE
BODY+MIND
akesowater.com
FUEL:
PROTECT:
REVITALIZE:
BODY+MIND
akesowater.com

CONFIDENTIAL

"These are forward-looking projections that cannot be guaranteed

TEAM AKESO FITNESS CAMPAIGN

Support Fitness Studios as they get back on their feet post covid

- *Free fill the coolers & sample VIP customers*
- *Education for staff and personal trainers*
- *Incentive program to drive trainers to Team Akeso*

Build Team Akeso Ambassadors to drive awareness and velocity

- *Provide revenue stream for personal trainers with lifetime commissions for referrals*



08:56
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Akeso Water
Sponsored ·
Calling all trainers who are ready to get back to work! Try AKESO for free & make money spreading the word on an all natural performance and recovery beverage.
FUEL YOUR EFFORTS.
Natural performance & recovery
Share to put money in your pocket
CLEAN & NATURALLY.
Powered hydration with botanicals
AKESO all natural; 0 calories and sugar
FOR PURE PERFORMANCE.
Electrolyte-rich
AKESO fuels your workout and day
RECOVER. REPEAT.
Protect mind and body
So you can be at your best.
TRAINERS... MAKE MORE MONEY with TEAM AKESO!
Meet Our "Captain"
PURE POWERED PERFORMANCE
AKESO
Join Team AKESO Today
Spread the power
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FINANCIAL PROJECTIONS

AKESO™ | NXT WATER CO.

	2021	2022	2024 Potential: Base	2024 Potential: High	2024 Potential: Strategic Partnership/JV
Gross Revenue	**$1,220,379**	**$8,841,731**	**$52,102,797**	**$150,488,467**	**$300,229,208**
COGs	**$750,715**	**$4,951,369**	**$27,093,454**	**$72,234,464**	**$120,091,683**
% of Revenue	*62%*	*56%*	*52%*	*48%*	*40%*
Gross Profit	**$469,664**	**$3,890,362**	**$25,009,342**	**$78,254,003**	**$180,137,525**
% of Revenue	*38%*	*44%*	*48%*	*52%*	*60%*
Marketing Expenses	**$608,012**	**$2,210,433**	**$10,420,559**	**$30,097,693**	**$45,034,381**
% of Revenue	*40%*	*25%*	*20%*	*20%*	*15%*
Brand Contribution Margin	**($138,348)**	**$1,679,929**	**$14,588,783**	**$48,156,310**	**$135,103,144**
% of Revenue	*-11%*	*19%*	*28%*	*32%*	*45%*
Operating Expenses	**$1,160,331**	**$1,503,094**	**$7,815,420**	**$22,573,270**	**$30,022,921**
% of Revenue	95%	17%	15%	15%	10%
Profit/(Loss)	**$ (1,298,679)**	**$176,835**	**$6,773,364**	**$25,583,039**	**$105,080,223**
% of Revenue	*-106%*	*2%*	*13%*	*17%*	*35%*

Valuation Range ($MM)					
6x Revenue		**$53**	**$313**	**$903**	**$1,801**
8x Revenue		**$71**	**$417**	**$1,204**	**$2,402**

2021 Assumptions

- 4000 points of distribution by year end with strategic distribution partner

2024 Retail Penetration Assumptions

Base Case
- ~10% of Fitness units
- 50% of Nat Grocery/Health
- 30% of Mainstream Grocery
- 25% of Drug / 10% of C&G

High Case
- ~15% of Fitness units
- 60% of Nat Grocery/Health
- 45% of Mainstream Grocery
- 50% of Drug / 15% of C&G

Strategic Partnership/JV with National Player
- 50% of Fitness units
- 80% of Nat Grocery/Health
- 75% of Mainstream Grocery
- 75% of Drug
- 50% of C&G

These are forward looking projections that cannot be guaranteed.

OUR TEAM

FOUNDERS



Todd Waks

CO-FOUNDER, CEO

Todd is a 30+ year senior executive from Sports & Entertainment and the former SVP of Global Alliances for Live Nation & Dick Clark Productions, the world's largest live entertainment company and world's largest live television production company, respectively. A strategic brand marketer that has represented many of the world's most recognizable brands having generated over $1B in NET revenues over the course of his career. A graduate of Syracuse University, Mr. Waks began his tenure in sports marketing as Director of Sales & Marketing for the NHL's Los Angeles Kings.



Anna Geller

CO-FOUNDER, COO

Anna has more than 11 years of beverage experience with PepsiCo and Deutsch Family Wine & Spirits in strategy, M&A and operating roles. She has supported the launch and accelerated growth phase of numerous beverage brands including Mountain Dew Kickstart, Josh Cellars Wine, Redemption Whiskey and as well as over 200+ line extensions and package innovations for Pepsi, Dew, Sierra Mist, AMP Energy, and Starbucks RTD to name a few. Prior to entering the beverage industry, Anna was an investment banking and private equity professional.



Tommy Stephenson

CO-FOUNDER, CIO/CTO

Tommy's expertise lies in product development, digital marketing and software development. For over 19 years he has successfully developed innovation and delivered uniquely integrated strategies that have dramatically increased customer engagement for fortune 500 brands. Over his career, Tommy has focused on digital strategy, revenue generation, user engagement, analytics and reporting. His successes include his work with Microsoft where he managed over 400 projects for various groups such as MSN, Bing and Xbox. He served as CTO for Weedmaps architecting the backend to their digital ecosystem.

NXT water is a "Cava Studio" company. In the Cava Studio model, Cava Partners or advisors assume a significant operational role, in this case with Anna Geller. NXT Water is a great fit with Cava's Consumer Lifestyle and Wellness focus and will benefit greatly from Cava's position in several other Fitness related companies including LYMBR, Fitlabs, and Freeletics



Geoff Schneider

FOUNDER & MANAGING PARTNER, CAVA CAPITAL, NXT WATER, BOARD MEMBER

Geoff is the Managing Partner of Cava Capital, a venture capital firm focused on building consumer lifestyle and technology businesses. Geoff founded and has served as the CEO of LYMBR, a leading luxury brand in the recovery and personalized stretching category. Geoff has helped build over 20 venture funded businesses into viable high growth enterprises since the founding of Cava Capital in 2007 including several in the consumer fitness and recovery industry.

SALES, MARKETING & PRODUCTION MANAGEMENT



Tony Kalich

NATIONAL DISTRIBUTION ADVISOR, NXT WATER

Tony is a 30+ year senior executive in beverage alcohol. The former SVP of Distributor Relations and Sales Capabilities of Deutsch Family Wine & Spirits, importer for [yellow tail] and owner of Josh Cellars wines, where he led their route to market strategies and the development of their sales force capabilities. Over his career with Deutsch and previously Diageo, Tony's experiences ranged from General Management, Brand Marketing, Operations, National Accounts, and Senior Sales Roles.



Kevin McCarthy

HEAD OF SALES & MARKETING, NXT WATER

Kevin has over 25 years of experience in sales and marketing in the Beverage Alcohol industry. He has held numerous marketing positions for premium spirits brands with international distribution for Deutsch Family Wine & Spirits, Pernod Ricard, Allied Domecq and Bacardi. In addition to building iconic brands such Makers Mark Bourbon, Absolut Vodka, and Redemption Whiskey he has spent the past 5 years working on start-up brands in spirits and cannabis.



Chris Solberg

HEAD OF BEVERAGE OPERATIONS, RIVIERA BEVERAGE / NXT Water

Chris is a 35-year beverage executive, having worked with some of the largest US companies (Pepsi, Boeing, Microsoft). Currently serving as General Manager of Riviera Beverages, LLC located in Southern California, connecting with suppliers, production facilities, and partnerships specific to 'boutique bottling' of enhanced water products. Essentia, Waiakea, and Aqua Hydrate and now AKESO. Chris has been an integral part of the major expansion at Riviera as new water infusion components are being made available as the government moves to open the marketplace to beneficial new water-soluble ingredients.



Tony Antillon

CHIEF SCIENCE OFFICER, RIVIERA BEVERAGE / NXT Water

A 16-year seasoned Operations Manager in the food & beverages industry, Tony has worked in the development of major brands including Tampico Beverages, Archer Farms, Hawaiian Tropic, Essentia Water, Aqua Hydrate, Eternal Water, Waiakea, Starbucks, Ethos, and Sprouts. Tony has in-depth training and experience in Total Productive Maintenance (TPM), Continuous Improvements, Food Safety, Hazard Analysis, Critical Control Points, SQF Practitioner, Ingredient Formulator, and Product Development. He also has an extensive background in International Law, Safety Food Science, Control Annalistic Programming, and Operation System Development.

RAISING $2.75MM IN FINANCING

$2.75M Series Seed Convertible Note with 7% interest

- **$1.3M raised to date**
- **$1.0M to be raised through Wefunder**

Converts to equity at 20 % discount to the next equity round and valuation cap of $10 million

KEY COMPONENTS OF USE OF PROCEEDS

Free fills, slotting fees and incubator retainers to drive retail distribution	$750K
Disruptive POS, racks, and sampling to drive trial	$300K
Content development & advertising & PR	$400K
Working capital, salaries, commissions and other operating expenses	$1,300K

THANK YOU